SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                          --------------

                           SCHEDULE 13G

      INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. )1



                              ON COMMAND
                              CORPORATION
                            (Name of Issuer)


             Common Stock, par value $ .01 per share
                   (Title of Class of Securities)




                            682160106
                          (CUSIP Number)



           Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               3100
                            Schedule 13G

-------------------------------------------------------------------
                               CUSIP No. 682160106
-------------------------------------------------------------------
-------------------------------------------------------------------
                               Page 2 of 33 Pages
-------------------------------------------------------------------
                                     13G


--------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Ascent Entertainment Group, Inc.
       ("Ascent")     52-1930707 (1)
--------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*:                                        (a)

                                                                             (b)
--------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------
  NUMBER      5   SOLE VOTING POWER
    OF
  SHARES                            18,274,091     (2)
BENEFICIALLY
 OWNED BY
  EACH
 REPORTING
  PERSON
   WITH




             -------------------------------------------------------
              6   SHARED VOTING POWER

             -------------------------------------------------------
              7   SOLE DISTRIBUTIVE POWER

                  18,274,091     (2)
             -------------------------------------------------------
              8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          18,274,091     (2)
--------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            58.7%     (2)
--------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                           CO
--------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The common stock and Series A Common Stock Purchase Warrants ("Series A Warrants") (see (2) below) are owned directly by Ascent Network Services, Inc., a 100% owned subsidiary of the Reporting Person. (2)Ascent owns 17,150,299 shares of the Issuer's common stock and Ascent beneficially owns Series A Warrants to purchase, on a cashless basis, 1,123,792 shares of the Issuer's common stock at an exercise price of $15.27 per share. See
      Item 4 for a description of the terms of the Series A Warrants.




Item 1(a). Name of Issuer

      On Command Corporation

           Item 1(b).Address of Issuer's Principal Executive Office

      6331 San Ignacio Avenue
      San Jose, CA 95119

           Item 2(a).Name of Person Filing.

      Ascent Entertainment Group, Inc.

           Item 2(b).Address of Principal Business Office or, if
           None, Residence:

      1200 Seventeenth Street, Ste. 2800
      Denver, CO 80202

           Item 2(c).Citizenship or Place of Organization:

      Delaware

           Item 2(d).Title of Class of Securities

      Common Stock, par value $ .01 per share and Series A Warrants

           Item 2(e).CUSIP Number:

      Common Stock -- 682160106; Series A Warrants -- 682160114

           Item 3.If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      Not applicable. This statement is being filed pursuant to Rule 13d-1(c).

           Item 4.Ownership.

                (a)Amount beneficially owned:   18,274,091 shares

                (b)Percent of class:     58.7%

                (c)Number of shares as to which such person has:



           (i)  Sole power to vote or direct the vote:  18,274,091
                shares.

                          (ii)Shared power to vote or direct the
                vote:  0 shares (3).

                          (iii)Sole power to dispose or to direct
                the disposition of:  18,274,091 shares.

                          (iv)Shared power to dispose or to direct
                the disposition of:  0 shares (3).

      Pursuant to a Warrant Agreement between the Issuer and The Bank of New York, as transfer agent, dated October 8, 1996 (the "Warrant Agreement"), a copy of which is appended hereto as Exhibit 99.1, the Issuer has issued to Ascent Series A Warrants to purchase on a cashless basis 1,124,325 shares of On Command common stock at a price per share of $15.27. The Series A Warrants expire on October 7, 2003. The foregoing description of the Series A Warrants is qualified in its entirety by reference to the terms of the Warrant Agreement and the exhibits thereto, attached hereto as Exhibit 99.1, which terms are incorporated herein by reference.

           Item 5.Ownership of Five Percent or Less of a Class.

      Not applicable.

           Item 6.Ownership of More than Five Percent on Behalf of
           Another Person.

      Not applicable.
--------------------

     (3) Pursuant to the Warrant Agreement, in consideration of the advisory and other services that Gary Wilson Partners ("GWP") provided to the Issuer and Ascent in connection with the acquisition of substantially all of the assets of Spectravision, Inc.(as previously disclosed by Ascent in its Current Report on Form 8-K, file No. 0-27192, filed with the Commission on November 14, 1996), the Issuer has issued to GWP Series C Warrants to purchase for cash an aggregate of 3,450,000 shares of the Issuer's common stock at a exercise price of $15.27 per share. GWP subsequently distributed the Series C Warrants to its partners, employees and agents, including Gary L. Wilson, a partner of GWP and a director of the Issuer and Alfred D. Boyer, a partner of GWP, who received Series C Warrants to purchase 1,810,000 and 950,000 shares of the Issuer's common stock, respectively. Pursuant to a Letter Agreement dated April 19, 1996 between Ascent and GWP, all of the recipients of the Series C Warrants have agreed as follows: (a) so long as Ascent owns at least 20% of the outstanding shares of the Issuer's common stock, neither the Series C Warrants nor any shares acquired pursuant to the Series C Warrants can be sold, assigned or transferred prior to October 8, 1998 without the prior written consent of Ascent; and (b) each recipient will vote its shares of the Issuer's common stock acquired through the exercise of any Series C Warrant in accordance with the instructions of Ascent, so long as Ascent continues to own 20% of the outstanding shares of the Issuer's common stock. As of the date of this filing, none of the recipients had exercised its rights under the Series C Warrants to purchase shares of the Issuer's common stock.

Item 7.
           Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

      Please see attached Exhibit A.

           Item 8.Identification and Classification of Members of the Group.

      Not applicable

           Item 9.Notice of Dissolution of Group.

      Not applicable.

           Item 10.Certification.

      Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 14, 1997ASCENT ENTERTAINMENT GROUP, INC.


                               By:       /s/ Arthur M. Aaron

                                    Arthur M. Aaron
                                    Vice President, Business and
                                    Legal Affairs

                          EXHIBIT A

Ascent Network Services, Inc., a Delaware corporation ("ANS") directly owns the 17,150,299 shares of On Command common stock and Series A Warrants to purchase an additional 1,123,792 shares of On Command common stock described in this
Schedule 13(g). Ascent owns 100% of the common stock of ANS (type of reporting person - CO).




                                  EXHIBIT 99.1

                             ON COMMAND CORPORATION


                                       and


                              THE BANK OF NEW YORK,

                                as Warrant Agent






                                WARRANT AGREEMENT











                           Dated as of October 8, 1996




                     7,500,000 Common Stock Purchase Warrants

      WARRANT AGREEMENT dated as of October 8, 1996 between On Command Corporation, a Delaware corporation (the "Company"), and The Bank of New York, as warrant agent (the "Warrant Agent").

      Pursuant to an Acquisition Agreement dated August 13, 1996 (the "Acquisition Agreement") among, inter alia, the Company and SpectraVision, Inc., the Company is proposing to issue Series B Common Stock Purchase Warrants, as herein described (the "SpectraVision Warrants"), to purchase an aggregate of 2,265,000 shares of Common Stock, $0.01 par value per share, of the Company (the "Common Stock"). In addition, pursuant to an Agreement and Plan of Merger dated August 13, 1996 (the "OCV Agreement") among the Company, On Command Merger Corporation and On Command Video Corporation ("OCV"), the Company is proposing to issue (a) Series A Common Stock Purchase Warrants, as herein described (the "Series A Warrants"), to purchase an aggregate of 1,425,000 shares of Common Stock and (b) Series C Common Stock Purchase Warrants, as herein described (the "Series C Warrants"), to purchase an aggregate of 3,450,000 shares of Common Stock. The SpectraVision Warrants, the Series C Warrants and the Series A Warrants are referred to herein collectively as the "Warrants" and individually as a "Warrant." Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment as hereinafter provided. The shares of Common Stock issuable on exercise of the Warrants are referred to herein as the "Warrant Shares."

      The Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to act in connection with the issuance, division, transfer, exchange and exercise of Warrants.

      In consideration of the foregoing and for the purposes of defining the terms and provisions of the Warrants and the respective rights and obligations thereunder of the Company and the registered owners of the Warrants (the "Holders"), the Company and the Warrant Agent hereby agree as follows:

1. Section   Appointment of Warrant Agent.

      The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions hereinafter in this Agreement set forth, and the Warrant Agent hereby accepts such appointment and the obligations hereunder.

2. Section   Transferability and Form of Warrant.

           2.1. Registration. The Warrant Agent, on behalf of the Company, shall number and register each series of Warrants in a register (the "Warrant Register") as they are issued by the Company. The Company and the Warrant Agent shall be entitled to treat the Holder of any Warrant as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration of transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration of transfer, or with such knowledge of such facts that its participation therein amounts to bad faith.

           2.2. Transfer. (a) Except as set forth herein, the Warrants and the Warrant Shares shall not be subject to restrictions on transfer. The Series C Warrants and the Warrant Shares issuable upon exercise thereof (the "Series C Warrant Shares") may not be transferred except as provided herein. For so long as the Series C Warrants and the Series C Warrant Shares are Transfer Restricted Securities (as defined below), such securities may not be sold, transferred, pledged or hypothecated unless the registration provisions of the Securities Act have been complied with or unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such registration is not required.

      "Transfer Restricted Securities" means each Series C Warrant and each Series C Warrant Share until the earliest to occur of (a) the date on which such security has been effectively registered in a registration statement under the Securities Act and disposed of in accordance with such registration statement and (b) the date on which such security is distributed to the public pursuant to Rule 144 under the Securities Act.

      For so long as any Series C Warrant or Series C Warrant Share is a Transfer Restricted Security, such security will bear the following legend:

      "The securities evidenced hereby have not been registered under the Securities Act of 1933, as amended. Such securities may not be sold, transferred, pledged or hypothecated unless the registration provisions of said Act have been complied with or unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such registration is not required."

The Company shall instruct the Warrant Agent in writing of those Series C Warrants which are subject to legending and shall supply the Warrant Agent with such legended Warrant Certificates.

      (b) Registration of transfer of the Warrants shall be effected only in the Warrant Register maintained at the principal office of the Warrant Agent upon delivery thereof duly endorsed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer, which endorsement shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. In all cases of transfer by an attorney, the original power of attorney, duly approved, or a copy thereof, duly certified, shall be deposited and remain with the Warrant Agent. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Warrant Agent in its discretion. Upon any registration of transfer, the Warrant Agent shall countersign and deliver a new Warrant or Warrants to the person entitled thereto.

           2.3. Form of Warrant. The text of the Series A Warrant and of the form of election to purchase Warrant Shares thereunder shall be substantially as set forth in Exhibit A attached hereto. The text of the SpectraVision Warrants and of the form of election to purchase Warrant Shares thereunder shall be substantially as set forth in Exhibit B attached hereto. The text of the Series C Warrant and of the form of election to purchase Warrant Shares thereunder shall be substantially as set forth in Exhibit C attached hereto.

      The price per Warrant Share and the number of Warrant Shares issuable upon exercise of each Warrant are subject to adjustment upon the occurrence of certain events, all as hereinafter provided. The Warrants shall be executed on behalf of the Company by the manual or facsimile signature of the Chairman of the Board, President or any one of the Vice Presidents of the Company, under its corporate seal, affixed or in facsimile, attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company.
      Warrants bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Agreement.

      Warrants shall be dated as of the date of countersignature thereof by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Agreement, collectively the "Warrant Agent") either upon initial issuance or upon division, exchange, substitution or transfer.

3. Section   Countersignature of Warrants.

      The Warrants shall be countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. Warrants may be countersigned by the Warrant Agent and may be delivered by the Warrant Agent notwithstanding that the persons whose manual or facsimile signature appears thereon as proper officers of the Company shall have ceased to be such officers at the time of such countersignature, issuance or delivery. The Warrant Agent shall, upon written instructions of the Chairman of the Board, the President, one of the Vice Presidents or the Secretary of the Company, countersign, issue and deliver SpectraVision Warrants, Series A Warrants and Series C Warrants upon initial issuance entitling the Holders thereof to purchase not more than 2,625,000 Warrant Shares, 1,425,000 Warrant Shares and 3,450,000 Warrant Shares, respectively (subject, in each case, to adjustment as provided in Section 10 hereof), and shall countersign and deliver Warrants as otherwise provided in this Agreement.

4. Section   Exchange of Warrant Certificates.

      Each Warrant certificate of any series may be exchanged for another certificate or certificates of the same series entitling the Holder thereof to purchase a like aggregate number of Warrant Shares as the certificate or certificates surrendered then entitle such Holder to purchase. Any Holder desiring to exchange a Warrant certificate or certificates shall make such request in writing delivered to the Warrant Agent, and shall surrender, properly endorsed, the certificate or certificates to be so exchanged. Thereupon, the Warrant Agent shall countersign and deliver to the person entitled thereto a Warrant certificate or certificates, as the case may be, of the same series, as so requested.

5. Section   Term of Warrants; Exercise of Warrants.

           5.1. Term of Warrants. (a) Subject to the terms of this Agreement, each Holder of SpectraVision Warrants and Series C Warrants shall have the right, which may be exercised at any time prior to and until 5:00 P.M., New York City Time, on October 7, 2003, to purchase from the Company for cash the number of fully paid and nonassessable Warrant Shares which the Holder may at the time be entitled to purchase on exercise of such Warrants.

      (b) Subject to the terms of this Agreement, each Holder of Series A Warrants shall have the right, which may be exercised at any time prior to and until 5:00 P.M., New York City Time, on October 7, 2003, to receive from the Company, on a net basis and without the exchange of any funds, that number of fully paid and nonassessable Warrant Shares which is equal to the number of Warrant Shares specified in such Holder's Series A Warrants, less a number of Warrant Shares having an aggregate fair market value (as defined in Section 11.3) at the time of exercise equal to the then Warrant Price multiplied by the number of Warrant Shares specified in such Holder's Series A Warrants.

      (c) Each Warrant not exercised prior to 5:00 P.M., New York City Time, on October 7, 2003 shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time.

           5.2. Exercise of Warrants. Warrants may be exercised upon (i) surrender to the Company at the principal office of the Warrant Agent of the certificate or certificates evidencing the Warrants to be exercised, together with the form of election to purchase on the reverse thereof duly filled in and signed, with the signature thereon guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and (ii) payment to the Warrant Agent for the account of the Company of the Warrant Price for the number of Warrant Shares in respect of which such Warrant is then exercised, such payment to be made in cash, in the case of the SpectraVision Warrants and the Series C Warrants, and in the manner provided in Section 5.1(b) in the case of the Series A Warrants. Payment of the Warrant Price, when payable in cash, shall be made at the option of the Holder by certified check or official bank check payable to the order of the Company.

      No adjustment shall be made in respect of any accrued and unpaid dividends on any Warrant Shares issued upon exercise of Warrants.

      Subject to the provisions of Section 6 hereof, upon such surrender of Warrants and payment of the Warrant Price as aforesaid, the Company shall issue and the Warrant Agent shall cause to be delivered with all reasonable dispatch to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrants, together with cash, as provided in Section 11 of this Agreement, in respect of any fractional Warrant Share otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Warrant Price, as aforesaid; provided, however, that if, at the date of surrender of such Warrants and payment of the Warrant Price, the transfer books for the Warrant Shares or other class of stock purchasable upon the exercise of such Warrants shall be closed, the certificates for the Warrant Shares in respect of which such Warrants are then exercised shall be issuable as of the date on which such books shall next be opened and until such date the Company shall be under no duty to deliver any certificate for such Warrant Shares; provided further, however, that such transfer books unless otherwise required by law, shall not be closed at any one time for a period longer than twenty days.

      The rights of purchase represented by the Warrants shall be exercisable, at the election of the Holder thereof, either in full or from time to time in part. In the event that a certificate evidencing Warrants of any series is exercised in respect of less than all of the Warrant Shares purchasable upon such exercise at any time prior to the date of expiration of the Warrants, a new certificate or certificates evidencing the remaining Warrant or Warrants of such series will be issued, and the Warrant Agent is hereby irrevocably authorized to countersign and to deliver the required new Warrant certificate or certificates pursuant to the provisions of this Section and of Section 3 hereof and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrant certificates of the applicable series duly executed on behalf of the Company for such purpose.

6. Section   Payment of Taxes.

      The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of the Warrant Shares upon the exercise of Warrants; provided, however, that the Company or the Warrant Agent shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Warrants or certificates for Warrant Shares in a name other than that of the registered Holder of such Warrants.

7. Section   Mutilated or Missing Warrants.

      In case any of the certificates evidencing the Warrants shall be mutilated, lost, stolen or destroyed, the Company shall issue, and the Warrant Agent shall countersign and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant certificate, or in lieu of and substitution for the Warrant certificate lost, stolen or destroyed, a new Warrant certificate of the same series, of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrant certificate and a customary form of indemnity, if requested, also satisfactory to them. An applicant for such a substitute Warrant certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or the Warrant Agent may prescribe.

8. Section   Reservation of Warrant Shares; Purchase of Warrants.

           8.1. Reservation of Warrant Shares. There has been reserved, and the Company shall at all times keep reserved, out of its authorized Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The Transfer Agent for the Common Stock and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be requisite for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent for the Common Stock and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrants. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent the stock certificates then required to honor Warrants that have been surrendered for exercise thereof in accordance with the terms of this Agreement. The Company will supply such Transfer Agent with duly executed stock certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 11 hereof. Promptly after the date of expiration of the Warrants, the Warrant Agent shall certify to the Company the total aggregate number of Warrants then outstanding, and thereafter no shares of Common Stock or other capital stock of the Company shall be subject to reservation for such Warrants.

           8.2. Purchase of Warrants by Company.

      The Company shall have the right, except as limited by law, other agreement or herein, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it may deem appropriate.

           8.3. Cancellation of Warrants. In the event the Company shall purchase or otherwise acquire Warrants, such Warrants shall thereupon be delivered to the Warrant Agent and be cancelled by it and retired. The Warrant Agent shall cancel any Warrant surrendered for exchange, substitution, transfer or exercise in whole or in part, which shall thereafter be delivered to the Company.

9. Section   Warrant Price.

      The price per share at which Warrant Shares shall be purchasable upon exercise of Warrants (the "Warrant Price") shall be $15.27, subject to adjustment pursuant to Section 10 hereof, such price to be paid in the manner provided in Section 5.

10.  Section  Adjustment  of  Warrant  Price and Number of Warrant
Shares.

      The number and kind of securities purchasable upon the exercise of each Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as hereinafter defined.

           10.1.   Adjustments.   The  number  of  Warrant   Shares
purchasable upon the exercise of each Warrant and the Warrant Price shall be subject to adjustment as follows:

      (a)   If the Company:

           (i) pays a dividend on its Common Stock in shares of its Common Stock;

           (ii)  subdivides  its   outstanding   shares  of  Common
Stock into a greater number of shares,;

           (iii) combines its outstanding shares of Common Stock into a smaller number of shares;

           (iv) distributes to all holders of its Common Stock shares of its capital stock other than Common Stock; or

           (v) issues by reclassification of its Common Stock any shares of its capital stock;

then, immediately prior to such action, the Warrant Price in effect, and the number of Warrant Shares purchasable upon exercise of each Warrant shall be adjusted so that the Holder of any Warrant thereafter exercised may receive the number of shares of Common Stock or capital stock other than Common Stock of the Company which he would have owned immediately following such action had such Warrant been exercised immediately prior to such action. For a dividend or distribution, the adjustment shall become effective immediately after the record date for the dividend or distribution. For a subdivision, combination or reclassification, the adjustment shall become effective immediately after the effective date of the subdivision, combination or reclassification. If, after an adjustment, a Holder of Warrants upon exercise may receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company shall determine the allocation of the adjusted Warrant Price between or among the classes of capital stock. After such allocation, the exchange privilege and Warrant Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this
Section 10 and the provisions of Sections 5, 6 and 8.1 hereof shall apply to such other class or classes of capital stock.

      (b)   If the Company:
           (i) distributes any rights, options or warrants to all holders of its Common Stock or to any affiliate (as such term is defined under the Securities Act) of the Company entitling such holders or such affiliate to purchase shares of Common Stock at a price per share less than the fair market value (as defined in Section 11.3 hereof) per share on the record date for the distribution; or

           (ii) (A) sells to any affiliate (as defined above) of the Company any shares of Common Stock at a price per share that is less than the fair market value (as defined in Section 11.3 hereof) per share on the date of such sale or (B) sells to any such affiliate rights, options or warrants to purchase any shares of Common Stock at a price per right, option or warrant that, when added to the initial exercise price of such right, option or warrant, is less than the fair market value (as defined in Section 11.3 hereof) per share on the date of such sale;

then the Warrant Price shall be adjusted in accordance with the formula:

                                    O + N x P
                                   E' = E x M
                                      O + N

where:

                         E' =the adjusted Warrant Price

     E  =  the current Warrant Price

                O  =the   number  of   shares   of   Common   Stock
           outstanding on the record date

                N =the number of additional shares of Common Stock into which such rights, options or warrants initially are exercisable (in the case of clause (i) or clause (ii)(B)) or the number of additional shares of Common Stock sold (in the case of clause (ii)(A))

                P =the offering price per share of the additional shares (which, in the case of rights, options and warrants, shall be the aggregate of the purchase price of such rights, options or warrants and the initial exercise price of such rights, options or warrants, calculated on a per share basis)

                M =the current market price per share of Common Stock on the record date (in the case of clause (i)) or the date of sale (in the case of clause (ii))

and the number of Warrant Shares into which each Warrant is exercisable shall be adjusted in accordance with the following formula:

                                    N'= N x E
                                      E'

where:

                N' =the adjusted number of Warrant Shares issuable upon exercise of a Warrant by payment of the adjusted Warrant Price

                N =the number of Warrant Shares previously issuable upon exercise of a Warrant by payment of the Warrant Price prior to adjustment

                E' =the adjusted Warrant Price (without giving effect to the provisions of Section 10.2(a))

     E  =  the Exercise Price prior to adjustment

The adjustment pursuant to this Section 10.1(b) shall become effective immediately after the record date for the distribution, in the case of an adjustment pursuant to clause (i) of this Section 10.1(b), and immediately after the sale, in the case of an adjustment pursuant to clause (ii) of this Section 10.1(b).

      (c) If the Company, by dividend or otherwise, distributes to all holders of its Common Stock cash or assets in an aggregate amount that, together with any other distributions to all holders of its Common Stock within the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to this clause (c) has been made, exceeds 5% of the product of the fair market value (as defined in Section 11.3 hereof) per share of the Common Stock on the record date for such distribution times the number of shares of Common Stock outstanding on such date, the Warrant Price shall be adjusted in accordance with the formula:

                                        M - P
                                   E' = E x M

where:

     E' =  the adjusted Warrant Price

     E  =  the current Warrant Price

                P =the amount of cash per share plus the fair market value per share of the assets (as determined in good faith by the Board of Directors of the Company as of the record date for the distribution of such cash or assets) so distributed

                M =the current market price per share of Common Stock on the record date for the distribution of such cash or assets and the number of Warrant Shares into which each Warrant is exercisable shall be adjusted in accordance with the formula set forth in clause (b) above.

      (d) Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant or the Warrant Price of such shares is adjusted as herein provided, the Company shall cause the Warrant Agent promptly to mail by first class mail, postage prepaid, to each Holder notice of such adjustment or adjustments and shall file with the Warrant Agent a certificate signed by two officers of the Company setting forth the Warrant Price and the number of shares into which each Warrant is exercisable after such adjustment, briefly stating the facts requiring the adjustment and setting forth in reasonable detail the manner of computing it. Absent manifest error, the certificate shall be conclusive evidence that the adjustment is correct. The Warrant Agent shall be under no duty or responsibility with respect to any such certificate or information contained therein, except to exhibit the same, from time to time, to any Holder desiring an inspection thereof during reasonable business hours. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment of the Warrant Price or the number of Warrant Shares purchasable upon exercise of Warrants or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment.

      (e) For the purpose of this Section 10.1. the term "shares of Common Stock" shall mean (i) shares of Common Stock, $0.01 par value per share, of the Company at the date of this Agreement or (ii) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

           10.2. Other Adjustments.

      (a) No adjustment in the Warrant Price need be made unless the cumulative adjustment not already made would require an increase or decrease of at least 1% in the Warrant Price. Any adjustments which are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 10 and Sections 5 and 11 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

      (b) Except as otherwise provided in Section 10.1 hereof, no adjustment in the Warrant Price shall be made because the Company issues, in exchange for cash, property or services, shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or securities carrying the right to purchase shares of Common Stock or such convertible or exchangeable securities. Furthermore, no adjustment in the Warrant Price need be made under this Section 10 for sales of shares of Common Stock pursuant to a plan providing for reinvestment of dividends or interest or in the event the par value of the Common Stock is changed or in the event the par value of the Common Stock is eliminated.

      (c) In any case in which Section 10.1 shall require that an adjustment as a result of any event become effective from and after a record date, the Company may elect to defer until after the occurrence of such event (i) the issuance to the Holder of any Warrant exercised after such record date and before the occurrence of such event of the additional Warrant Shares issuable upon such exchange over and above the shares issuable on the basis of the Warrant Price in effect immediately prior to the adjustment and (ii) the payment to such Holder of any amount in cash in lieu of a fractional share of Common Stock pursuant to
Section 11 hereof.

           10.3.    Preservation   of   Purchase   Rights   Upon
           Reclassification, Consolidation, etc.

      (a)   If:

           (i) the Company takes any action which would require an adjustment in the Warrant Price pursuant to clause (iv) or (v) of paragraph (a) of
      Section 10.1;

           (ii) the Company consolidates or merges with, or transfer all or substantially all of its assets to, another corporation, and stockholders of the Company must approve the transaction; or
           (iii) there is a dissolution or liquidation of the Company;

the Company shall cause the Warrant Agent to mail to the Holders, by first class mail, postage prepaid, (A) in the case of a transaction which stockholders of the Company must approve, a notice stating the proposed record date for determining the stockholders entitled to vote to approve such transaction, at least 10 days before such date, and (B) otherwise, a notice stating the record date of any distribution (if applicable) or the effective date of the action, at least 10 days before the earlier of such dates. Failure to mail the notice or any defect in it shall not affect the validity of any transaction referred to in clause (i), (ii) or (iii) of this paragraph.

      (b) In case of a reclassification, capital reorganization, merger or other change which reclassifies or changes the Common Stock of the Company or in case of the consolidation or merger of the Company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, each Warrant shall thereafter be exercisable for the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of such Warrants would have been entitled upon such reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the Holders, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Warrant Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon exercise of the Warrants. If this
Section 10.3(b) applies, Section 10.1(a) shall not apply. If the Warrants become exchangeable solely for cash, no adjustment need be made thereafter. Interest shall not accrue on the cash.

      In the case of such a reclassification, capital reorganization, merger or other change, the Company or the successor or purchasing corporation and the Warrant Agent shall execute an agreement setting forth the rights of the Holders as determined pursuant to the foregoing provisions and the Company or such other corporation shall make available to the Warrant Agent a sufficient number of copies of such agreement for delivery to Holders upon request. The Warrant Agent shall be under no duty or responsibility to determine the correctness of any provisions contained in any such agreement relating either to the kind or amount of shares of stock or other securities or property receivable upon exercise of Warrants or with respect to the method employed and provided therein for any adjustments.

           10.4. Voluntary Reduction in Warrant Price. The Company may, at its option, at any time and from time to time during the term of the Warrants reduce the then-current Warrant Price by any amount for any period of time if the period is at least 15 days and if the reduction is irrevocable during the period, but in no event shall the Warrant Price be less than the par value of the Common Stock at the time the reduction is made.

           10.5. Statement on Warrants. Irrespective of any adjustments in the Warrant Price or the number or kind of shares purchasable upon exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

11. Section   Fractional Interests.

           11.1. The Company will not issue a fractional Warrant Share upon exercise of a Warrant. Instead the Company will deliver its check for an amount equal to the then-fair market value of the fractional share. The fair market value of a fraction of a share is determined by multiplying the fair market value per Warrant Share (as defined in Section 11.3 hereof) by the fraction and rounding the result to the nearest cent.

           11.2. If one or more Warrants shall be presented for exercise at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares represented by the Warrants so presented.

11.3. For the purpose of any computation under Section 5.1, 10.1 or 11.1, the fair market value per share of Common Stock on any date is, if the Common Stock is listed on a national securities exchange (including, without limitation, the Nasdaq National Market), the average of the last reported sales price per share of the Common Stock for the 30 consecutive trading days commencing 45 trading days before the date in question, and, otherwise, the fair market value per share of the Common Stock as of the date in question as determined in good faith by the Board of Directors of the Company.

12. Section     No Right as Stockholders.

      Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Holders or their transferees the right to vote or to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company, except as otherwise provided in Section 10.

13. Section     Disposition  of Proceeds on Exercise of Warrants;
           Inspection of Warrant Agreement.

      The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all moneys received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

      The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the Holders during normal business hours at its principal office. The Company shall supply the Warrant Agent from time to time with such number of copies of this Agreement as the Warrant Agent may request.

14. Section     Merger or  Consolidation  or Change of Name of the
           Warrant Agent.

      Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent is a party, or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of Section 16 of this Agreement. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, any of the Warrants shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent and deliver such Warrants so countersigned; and in case at that time any of the Warrants shall have not been countersigned, any successor to the Warrant Agent may countersign such Warrants either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrants shall have the full force provided in the Warrants and in this Agreement.

      In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrants shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrants so countersigned; and in case at that time any of the Warrants shall not have been countersigned, the Warrant Agent may countersign such Warrants either in its prior name or in its changed name; and in all such cases such Warrants shall have the full force provided in the Warrants and in this Agreement.

15. Section     Concerning the Warrant Agent.

      The Warrant Agent hereby undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders, by their acceptance of Warrants, shall be bound:

           15.1. The statements contained herein and in the Warrants shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrants except as herein otherwise provided.

           15.2. The Warrant Agent shall not be responsible or liable for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrants to be complied with by the Company.

           15.3. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents (which shall not include its employees), and shall not be responsible for the misconduct of any agent appointed with due care.

           15.4. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel to the Company) and shall incur no liability or responsibility to the Company or to any Holder in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

           15.5. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by any two officers of the Company and delivered to the Warrant Agent; and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

           15.6. The Company agrees to pay the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement, to reimburse the Warrant Agent for all expenses, taxes and governmental charges and other charges and expenses (including counsel fees and expenses) of any kind and nature incurred by the Warrant Agent in the performance of its duties under this Agreement, and to indemnify the Warrant Agent and save it harmless against any loss, liability or expense (including judgments, costs and counsel fees and expenses) incurred without gross negligence or bad faith on its part, arising out of or in connection with the performance of its duties under this Agreement.

           15.7. The Warrant Agent shall be obligated to perform such duties as are herein and in the Warrant specifically set forth and no implied duties or obligations shall be read into this Agreement or the Warrants against the Warrant Agent. The Warrant Agent shall not be under any obligation to take any action hereunder which may tend to involve it in any expense or liability, the payment of which within a reasonable time is not, in its reasonable opinion, assured to it. The Warrant Agent shall not be accountable or under any duty or responsibility for the use by the Company of any of the Warrants countersigned by the Warrant Agent and delivered by it to the Company pursuant to this Agreement or for the application by the Company of the funds or securities obtained upon payment of the Warrant Price. The Warrant Agent shall have no duty or responsibility in case of any default by the Company in the performance of its covenants or agreements contained in the Warrants or in the case of the receipt of any written demand from a holder of a Warrant with respect to such default, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt any proceedings at law or otherwise or to make any demand upon the Company; provided, however, that if the Warrant Agent shall receive any notice or demand addressed to the Company by the holder of a Warrant pursuant to the provisions of the Warrant, the Warrant Agent shall promptly forward such notice or demand to the Company.

           15.8. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

           15.9. The Warrant Agent shall act hereunder solely as agent, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own gross negligence or bad faith.

           15.10. The Warrant Agent will incur no liability or responsibility to the Company or to any Holder for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

           15.11. The Warrant Agent shall be under no responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant (except its countersignature thereof); nor shall the Warrant Agent by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other stock) to be issued pursuant to this Agreement or as to whether any Warrant Shares (or other stock) will, when issued, be validly issued, fully paid and nonassessable or as to the Warrant Price, or the number or kind or amount of Warrant Shares or other securities or other property issuable upon exercise of any Warrant.

           15.12. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or officers of for any delay in acting while waiting for instructions.

           15.13. Any application by the Warrant Agent for written instructions from the Company may, at the option of the Warrant Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

           15.14. If, with respect to any Warrant Certificate surrendered to the Warrant Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase or exercise (as the case may be) has not been completed or indicates an affirmative response to clause 1 or 2 thereof, the Warrant Agent shall not take any further action with respect to such requested purchase or exercise or transfer without first consulting with the Company.

           15.15. In addition to the foregoing, the Warrant Agent shall be protected and shall incur no liability for, or in respect of, any action taken or omitted by it in connection with its administration of this Agreement if such acts or omissions are in reliance upon (i) the proper execution of the certification concerning beneficial ownership appended to the form of assignment and the form of election to purchase or exercise attached hereto unless the Warrant Agent shall have actual knowledge that, as executed, such certification is untrue, or (ii) the non-execution of such certification including, without limitation, any refusal to honor any otherwise permissible assignment or election by reason of such nonexecution.

           15.16. The Company agrees to give the Warrant Agent prompt written notice of any event or ownership which would prohibit the exercise or transfer of the Warrant Certificates.

           This section shall survive the termination of this Agreement and the resignation or removal of the Warrant Agent.

16. Section     Change of Warrant Agent.

      The Warrant Agent may resign and be discharged from its duties under this Agreement by giving to the Company 30 days' notice in writing. The Warrant Agent may be removed by like notice to the Warrant Agent from the Company. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by any Holder (who shall with such notice submit his Warrant for inspection by the Company), then any Holder may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Any successor Warrant Agent (whether appointed by the Company or such a court) shall be a bank or trust company, in good standing, incorporated or organized under the laws of the United States of America or any state thereof or the District of Columbia and having at the time of its appointment as Warrant Agent a combined capital and surplus of not less than $500,000,000. Pending appointment of a successor to the Warrant Agent, the duties of the Warrant Agent shall be performed by the Company.

      After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed. The former Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. In the event of such resignation or removal, the successor Warrant Agent shall mail, first class, to each Holder, written notice of such removal or resignation and the name and address of such successor Warrant Agent. Failure to file any notice provided for in this Section 16, however, or any defects therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

17. Section     Identity of Transfer Agent.

      The name and address of the Company's present Transfer Agent are: The Bank of New York, One Wall Street, New York, New York 10286. Forthwith upon the appointment of any subsequent Transfer Agent for the Company's shares of Common Stock, the Company will file with the Warrant Agent a statement setting forth the name and address of such Transfer Agent.

18. Section     Notices.

      Any notice by the Company or the Warrant Agent to the other or by any Holder to the Company or the Warrant Agent, shall be in writing and delivered in person or mailed first-class, postage prepaid, (a) if to the Company at its office at 3301 Olcott Street, Santa Clara, California, 95054, Attention:
Treasurer; (b) if to the Warrant Agent: to The Bank of New York, 101 Barclay Street, 12W Street, New York, New York 10286, Attention: Amy E. Eaton. The parties hereto may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice in writing to the other party. No notice given to the Company or the Warrant Agent shall be effective unless actually received by it.

      Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to any Holder shall be mailed first class, postage prepaid, or delivered by messenger or overnight courier service to such Holder at its address shown on the Warrant Register kept by the Warrant Agent. Failure to mail a notice or communication to any Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

      If a notice is mailed to a Holder in the manner provided above, it shall be deemed duly given when received if delivered by messenger, and upon deposit in the mail or with the courier service if mailed or delivered by overnight courier service, whether or not the addressee receives it.

19. Section     Miscellaneous.

           19.1. Successors. All the covenants and provisions of this Agreement by and for the benefit of the Warrant Agent or the Company shall bind and inure to the benefit of their respective successors and assigns.

           19.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute but one and the same instrument.

           19.3. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

           19.4. Governing Law. THIS AGREEMENT AND EACH WARRANT ISSUED HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

           19.5. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

           19.6. Benefits of this Agreement. This Agreement is for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders and nothing in this Agreement shall be construed to, or give, any person or corporation other than the Company, the Warrant Agent and the Holders any legal or equitable right, remedy or claim under this Agreement.

           19.7. Amendments. This Agreement may from time to time be amended or supplemented by the Company and the Warrant Agent without the approval of any Holder in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not be inconsistent with the provisions of the Warrants and shall not adversely affect the interests of the Holders.

           19.8. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Agreement, the Warrant Agent shall execute such supplement or amendment.

           19.9. Merger or Consolidation of the Company. The Company will not merge or consolidate with or into any other corporation unless the corporation resulting from such merger or consolidation (if not the Company) shall expressly assume, by supplemental agreement reasonably satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Company.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                               ON COMMAND CORPORATION



                                       By:/s/Arthur A. Aaron
                                          [Title]




Attest:
           Secretary


                               THE BANK OF NEW YORK,
                               as Warrant Agent



                                       By:/s/Amy Eaton
                                          [Title]




Attest:
           [Title]

                                                                       EXHIBIT A

    VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON OCTOBER 7, 2003


                                                               Series A Warrants
                                            with respect to _______
No. A-______    Shares of Common Stock


      SERIES A
                         COMMON STOCK PURCHASE WARRANTS

                             ON COMMAND CORPORATION
       Incorporated Under the Laws of the State of Delaware


      THIS CERTIFIES THAT, for value received, this Series A Common Stock Purchase Warrant (the "Warrant") entitles _________________________, the registered holder hereof, or registered assigns (the "Holder"), to receive from On Command Corporation, a Delaware corporation (the "Company"), upon exercise of this Warrant, at any time prior to and until 5:00 P.M., New York City Time, on October 7, 2003, on a net basis and without the exchange of any funds, that number of fully paid and nonassessable shares of Common Stock, $0.01 par value per share, of the Company (the "Common Stock") which is equal to __________ shares of Common Stock, less a number of shares of Common Stock having an aggregate fair market value (as defined in Section 11.3 of the Warrant Agreement referred to below) at the time of exercise equal to $15.27 (the "Warrant Price") multiplied by the number of shares of Common Stock set forth above. The number of shares covered by this Warrant and the Warrant Price per share shall be subject to adjustment from time to time as set forth in the Warrant Agreement referred to below.

      This Warrant may be exercised in whole or in part by presentation of this Warrant with the Purchase Form on the reverse side hereof duly executed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc. at the principal office of The Bank of New York (the "Warrant Agent"). Upon exercise of this Warrant in whole or in part, the Holder shall be entitled to receive such number of shares of Common Stock as to which this Warrant has been exercised, less a number of shares of Common Stock having an aggregate fair market value (as defined in Section 11.3 of the Warrant Agreement referred to below) at the time of exercise equal to the Warrant Price multiplied by such number of shares of Common Stock as to which this Warrant has been exercised.

      This Warrant is one of a duly authorized issue of Series A Common Stock Purchase Warrants evidencing the right to purchase an aggregate of up to 1,425,000 shares of Common Stock, less a number of shares of Common Stock having an aggregate fair market value (as defined in Section 11.3 of the Warrant Agreement) at the time of exercise equal to the Warrant Price multiplied by such 1,425,000 shares of Common Stock, is issued under and in accordance with a Warrant Agreement (the "Warrant Agreement") dated as of October 8, 1996, between the Company and the Warrant Agent and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder of this Warrant by acceptance hereof consents. A copy of the Warrant Agreement may be obtained for inspection by the Holder hereof upon written request to the Warrant Agent.

      Upon any partial exercise of this Warrant, there shall be countersigned and issued to the Holder hereof a new Warrant certificate for the balance remaining of the shares under this Warrant certificate. No fractional shares will be issued upon the exercise of this Warrant, but the Company shall pay the cash value of any fraction upon the exercise of one or more Warrants. This Warrant is transferable at the office of the Warrant Agent in the manner and subject to the limitations set forth in the Warrant Agreement.

      The Holder hereof may be treated by the Company, the Warrant Agent, and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Holder hereof as the owner for all purposes.

      This Warrant does not entitle any Holder hereof to any rights as a stockholder of the Company.

      This Warrant shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

      Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.


Dated: ____________, ____           ON COMMAND CORPORATION



                                       By:
                                          [Title]

[Corporate Seal]

                                     Attest:
                                          [Title]



Countersigned:                 THE BANK OF NEW YORK,
                               as Warrant Agent



                                       By:
                                          Authorized Signature

                             ON COMMAND CORPORATION
                                  PURCHASE FORM

      The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and to purchase thereunder, ________ shares of the stock provided for therein, and requests that certificates be issued for such number of shares, less a number of shares of such stock having an aggregate fair market value (as defined in Section 11.3 of the Warrant Agreement) at the time of exercise equal to the Warrant Price multiplied by such number of shares as to which this Warrant has been exercised as payment of the Warrant Price, in the name of:



       (Please Print Name, Address and Social Security No.)





and, if the number of shares with respect to which this Warrant is hereby exercised shall not be all the shares for which this Warrant is exercisable, that a new Warrant certificate for the balance remaining of the shares under the within Warrant certificate be registered in the name of the undersigned Warrant holder or his assignee as below indicated and delivered to the address stated below.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

                                   ASSIGNMENT
                 (To be signed only upon assignment of Warrant)

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to


   (Name and Address of Assignee Must be Printed or Typewritten)



the within Warrant, hereby irrevocably constituting and appointing attorney to transfer said Warrant on the books of the Company, with full power of substitution in the premises.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

                                                                       EXHIBIT B

    VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON OCTOBER 7, 2003


                                                               Series B Warrants
                                               to Purchase ________
No. B-______    Share of Common Stock


      SERIES B
                         COMMON STOCK PURCHASE WARRANTS

                             ON COMMAND CORPORATION
       Incorporated Under the Laws of the State of Delaware


      THIS CERTIFIES THAT, for value received, this Series B Common Stock Purchase Warrant (the "Warrant") entitles _________________________, the registered holder hereof, or registered assigns (the "Holder"), to purchase from On Command Corporation, a Delaware corporation (the "Company"), at any time prior to and until 5:00 P.M., New York City Time, on October 7, 2003, at the cash purchase price of $15.27 per share (the "Warrant Price"), the number of fully paid and nonassessable shares of Common Stock, $0.01 par value per share, of the Company (the "Common Stock") set forth above. The number of shares purchasable upon exercise of this Warrant and the Warrant Price per share shall be subject to adjustment from time to time as set forth in the Warrant Agreement referred to below.

      This Warrant may be exercised in whole or in part by presentation of this Warrant with the Purchase Form on the reverse side hereof duly executed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and simultaneous payment of the Warrant Price (subject to adjustment) at the principal office of The Bank of New York (the "Warrant Agent"). Payment of such price shall be made at the option of the holder hereof by certified check or official bank check payable to the order of the Company.

      This Warrant is one of a duly authorized issue of Series B Common Stock Warrants evidencing the right to purchase an aggregate of up to 2,625,000 shares of Common Stock and is issued under and in accordance with a Warrant Agreement (the "Warrant Agreement") dated as of October 8, 1996, between the Company and the Warrant Agent and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder of this Warrant by acceptance hereof consents. A copy of the Warrant Agreement may be obtained for inspection by the Holder hereof upon written request to the Warrant Agent.

      Upon any partial exercise of this Warrant, there shall be countersigned and issued to the Holder hereof a new Warrant certificate for the balance remaining of the shares under this Warrant certificate. No fractional shares will be issued upon the exercise of this Warrant, but the Company shall pay the cash value of any fraction upon the exercise of one or more Warrants. This Warrant is transferable at the office of the Warrant Agent in the manner and subject to the limitations set forth in the Warrant Agreement.
      The Holder hereof may be treated by the Company, the Warrant Agent, and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Holder hereof as the owner for all purposes.

      This Warrant does not entitle any Holder hereof to any rights as a stockholder of the company.

      This Warrant shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

      Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.


Dated: ____________, _____                ON COMMAND CORPORATION



                                       By:
                                          [Title]

[Corporate Seal]

                                     Attest:
                                          [Title]



Countersigned:                 THE BANK OF NEW YORK,
                               as Warrant Agent



                                       By:
                                          Authorized Signature

                             ON COMMAND CORPORATION
                                  PURCHASE FORM

      The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and to purchase thereunder, ____________ shares of the stock provided for therein, and herewith tenders in payment for such shares, a certified check or official bank check payable to the order of On Command Corporation in the amount $________ and requests that certificates for such shares be issued in the name of:



       (Please Print Name, Address and Social Security No.)





and, if the number of shares with respect to which this Warrant is hereby exercised shall not be all the shares for which this Warrant is exercisable, that a new Warrant certificate for the balance remaining of the shares under the within Warrant certificate be registered in the name of the undersigned Warrant holder or his assignee as below indicated and delivered to the address stated below.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

                                   ASSIGNMENT
                 (To be signed only upon assignment of Warrant)

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to


   (Name and Address of Assignee Must be Printed or Typewritten)



the within Warrant, hereby irrevocably constituting and appointing attorney to transfer said Warrant on the books of the Company, with full power of substitution in the premises.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

                                                                       EXHIBIT C

    VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON OCTOBER 7, 2003


                                                               Series C Warrants
                                               to Purchase ________
No. C-______    Share of Common Stock


      SERIES C
                         COMMON STOCK PURCHASE WARRANTS

                             ON COMMAND CORPORATION
       Incorporated Under the Laws of the State of Delaware


      THIS CERTIFIES THAT, for value received, this Series C Common Stock Purchase Warrant (the "Warrant") entitles _________________________, the registered holder hereof, or registered assigns (the "Holder"), to purchase from On Command Corporation, a Delaware corporation (the "Company"), at any time prior to and until 5:00 P.M., New York City Time, on October 7, 2003, at the cash purchase price of $15.27 per share (the "Warrant Price"), the number of fully paid and nonassessable shares of Common Stock, $0.01 par value per share, of the Company (the "Common Stock") set forth above. The number of shares purchasable upon exercise of this Warrant and the Warrant Price per share shall be subject to adjustment from time to time as set forth in the Warrant Agreement referred to below.

      This Warrant may be exercised in whole or in part by presentation of this Warrant with the Purchase Form on the reverse side hereof duly executed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and simultaneous payment of the Warrant Price (subject to adjustment) at the principal office of The Bank of New York (the "Warrant Agent"). Payment of such price shall be made at the option of the holder hereof by certified check or official bank check payable to the order of the Company.

      This Warrant is one of a duly authorized issue of Series C Common Stock Warrants evidencing the right to purchase an aggregate of up to 3,450,000 shares of Common Stock and is issued under and in accordance with a Warrant Agreement (the "Warrant Agreement") dated as of October 8, 1996, between the Company and the Warrant Agent and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder of this Warrant by acceptance hereof consents. A copy of the Warrant Agreement may be obtained for inspection by the Holder hereof upon written request to the Warrant Agent.

      Upon any partial exercise of this Warrant, there shall be countersigned and issued to the Holder hereof a new Warrant certificate for the balance remaining of the shares under this Warrant certificate. No fractional shares will be issued upon the exercise of this Warrant, but the Company shall pay the cash value of any fraction upon the exercise of one or more Warrants. This Warrant is transferable at the office of the Warrant Agent in the manner and subject to the limitations set forth in the Warrant Agreement.
      The Holder hereof may be treated by the Company, the Warrant Agent, and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Holder hereof as the owner for all purposes.

      This Warrant does not entitle any Holder hereof to any rights as a stockholder of the company.

      This Warrant shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

      Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.


Dated: ____________, _____                ON COMMAND CORPORATION



                                       By:
                                          [Title]

[Corporate Seal]

                                     Attest:
                                          [Title]



Countersigned:                 THE BANK OF NEW YORK,
                               as Warrant Agent



                                       By:
                                          Authorized Signature

                             ON COMMAND CORPORATION
                                  PURCHASE FORM

      The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and to purchase thereunder, ____________ shares of the stock provided for therein, and requests that certificates for such shares be issued in the name of:



       (Please Print Name, Address and Social Security No.)





and, if the number of shares with respect to which this Warrant is hereby exercised shall not be all the shares for which this Warrant is exercisable, that a new Warrant certificate for the balance remaining of the shares under the within Warrant certificate be registered in the name of the undersigned Warrant holder or his assignee as below indicated and delivered to the address stated below.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

                                   ASSIGNMENT
                 (To be signed only upon assignment of Warrant)

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to


   (Name and Address of Assignee Must be Printed or Typewritten)



the within Warrant, hereby irrevocably constituting and appointing attorney to transfer said Warrant on the books of the Company, with full power of substitution in the premises.

Dated: ____________, _____

Name of Warrant holder or Assignee:
                                 (Please Print)

Address:



Signature:

                          Signature Guarantee: Note:The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, unless this Warrant has been assigned.

--------
            1The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior
                                 cover page.

           The information required in the remainder of this cover
            page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).